

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2020

Ezra Levine
Chief Executive Officer
Collectable Sports Assets, LLC
333 Westchester Avenue, Suite W2100
White Plains, NY 10604

> **Re: Collectable Sports Assets, LLC**
> **Offering Statement on Form 1-A Post-qualification Amendment No. 4**
> **Filed November 6, 2020**
> **File No. 024-11178**

Dear Mr. Levine:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

Post-qualification Amendment No. 4 to Offering Statement on Form 1-A

Financial Statements, page F-1

1. Please update the financial statements, and other relevant portions of your filing including your Management Discussion and Analysis of Financial Condition and Results of Operations, to provide interim financial statements, refer to Form 1-A Part F/S (b)(3) through (5).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 if you any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services